SUB-ITEM 77D(1)
On June 25, 2014, the Board of Directors approved the elimination of the non-fundamental investment policy of TIFF Multi-Asset Fund (MAF) and TIFF Short-Term Fund (STF) that restricted MAFs and STFs respective investments in other registered investment companies to no more than 3% of such investment companys outstanding shares.